Filed by AK Steel Holding Corporation pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: AK Steel Holding Corporation

Commission File No.: 001-13696

On December 3, 2019, AK Steel Holding Corporation (the “Company”) began distributing letters in substantially the following form to certain of its customers and suppliers. The Company may from time to time in the future send the same or substantially similar communications to other business partners.

Dear [Customer Name],

I’m writing to share exciting news about the future of AK Steel. Today, we announced that we have entered into a definitive merger agreement with Cleveland-Cliffs, a leading iron ore mining company and one of the lowest cost producers of iron ore pellets in the world. We are excited about this transformational combination, which creates a leading vertically integrated producer of value-added iron ore and steel products that is ideally positioned to serve customers across North American. Attached is a copy of the press release we issued this morning.

Our combination with Cliffs marks an important step in our ongoing effort to transform AK Steel as an innovative steel solutions provider. AK Steel will benefit from access to a long-term pellet supply from the largest producer of iron ore pellets in the North America, ensuring internal pellet volume commitments to our Blast Furnace assets.

Importantly, today’s news will not change our business relationship with you. As part of a larger company with enhanced scale and resources, we will have increased flexibility to invest in our business and support our growth projects so that we can to continue to provide you with innovative steel solutions that meet your evolving needs.

Upon completion of the transaction, which is expected to occur in the first half of 2020, subject to approval by the shareholders of both companies, regulatory approvals and the satisfaction or waiver of other customary closing conditions, Cliffs CEO Lourenco Goncalves will lead the combined company, while bringing the best capabilities and resources from both organizations. Roger Newport, CEO and a Director of AK Steel, will retire, assuming the transaction closes. AK Steel will operate as a subsidiary of Cliffs, operating under its existing branding and corporate identity as part of the combined company.

We will keep you informed of developments as appropriate. In the meantime, please feel free to get in touch with us to discuss any questions you may have.

Thank you for your continued partnership.

Best regards,

[NAME/TITLE]

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private

Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements reflect AKS’s and CLF’s current beliefs and judgments and are not guarantees of future results or outcomes. Forward-looking statements are based on assumptions and estimates that are inherently affected by economic, competitive, regulatory, and operational risks and uncertainties and contingencies that may be beyond AKS’s or CLF’s control. They are also subject to inherent risks and uncertainties that could cause actual results or performance to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include (i) the completion of the proposed transaction on the anticipated terms and timing or at all, including obtaining shareholder and regulatory approvals and anticipated tax treatment, (ii) potential unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, losses and future prospects, (iii) the ability of CLF to integrate its and AKS’s businesses successfully and to achieve anticipated synergies, (iv) business and management strategies for the management, expansion and growth of the combined company’s operations following the consummation of the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against AKS, CLF or their respective directors, (vi) the risk that disruptions from the proposed transaction will harm AKS’ or CLF’s business, including current plans and operations, (vii) the ability of AKS or CLF to retain and hire key personnel, (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction, (ix) uncertainty as to the long-term value of CLF’s common stock, (x) continued availability of capital and financing and rating agency actions, (xi) legislative, regulatory and economic developments and (xii) unpredictability and severity of catastrophic events, including acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Other factors that may present significant additional obstacles to the realization of forward looking statements or which could have a material adverse effect on AKS’ or CLF’s respective consolidated financial condition, results of operations, credit rating or liquidity are contained in AKS’s and CLF’s respective periodic reports filed with the SEC, including the AKS 10-K and CLF 10-K. Neither AKS nor CLF assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by applicable law.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction involving AK Steel Holding Corporation (“AKS”) and Cleveland-Cliffs Inc. (“CLF”), CLF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of AKS and CLF, which also constitutes a prospectus of CLF. AKS and CLF may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that AKS or CLF may file with the SEC. The definitive joint proxy statement/prospectus will be sent to the shareholders of AKS and the shareholders of CLF. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by AKS or CLF through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by AKS will also be available free of charge on the AKS website at www.aksteel.com or by contacting AKS’s investor relations department. Documents filed with the SEC by CLF will also be available free of charge on CLF’s website at clevelandcliffs.com or by contacting CLF’s investor relations department:

AK Steel	Cleveland-Cliffs
513-425-5215	216-694-5700

PARTICIPANTS IN THE SOLICITATION

AKS, CLF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AKS’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in AKS’ Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 15, 2019 (the “AKS 10-K”), and its proxy statement filed with the SEC on April 10, 2019. Information regarding CLF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in CLF’s Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 8, 2019 (the “CLF 10-K”), and its proxy statement filed with the SEC on March 12, 2019. Additional information regarding the interests of these participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated above.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.